SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

CHDT CORPORATION
(Name of Issuer)

Common Stock, $0.0001 Par Value, and
(Title of Classes of Securities)

(CUSIP Number of Class of Securities): 12541A 108 (Common Stock)

Jeffrey Postal JWTR Holdings, LLC 6725 NW 122nd Avenue Parkland, Florida 33076 (954)288-8353
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2011
(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition, which is the subject of this Schedule, 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:   [__]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 12541A 108

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: Jeffrey Postal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) __ (b) ___
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER: 28,901,250
8 SHARED VOTING POWER 33,511,927
9 SOLE DISPOSITIVE POWER: 28,901.250
10 SHARED DISPOSITIVE POWER 33,511,927

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON Common Stock: 62,413,177(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_____N-A_____]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   9.6% (based on 649,510,532 shares as reported by Company auditors and including the shares of Company Common Stock owned by JWTR Holdings, LLC herein).

14	TYPE OF REPORTING PERSON:	IN

(1)	33,511,927 of the 62,413,177 are owned by JWTR Holdings, LLC. Jeffrey Postal is a 50% owner of JWTR Holdings, LLC.

Item 1.	Security and Issuer.

This Schedule 13D relates to the Common Stock, $0.0001 par value, (“Common Stock”) of CHDT Corporation, a Florida corporation, (“CHDT,” “Company” or “Issuer”). The address of the principal executive offices of the Company is 350 Jim Moran Blvd., Suite 120, Deerfield Beach, Florida 33442, Telephone: (954) 252-3440.

Item 2.	Identity and Background.

(a) This statement is filed by: (1)  Jeffrey Postal, who is a natural person and an outside director of the Company.   He has various other business and investment interests not affiliated with the Company; and (2) JWTR Holdings, LLC, a Delaware limited liability company, which is controlled, 50% owned and managed by Jeffrey Postal and is a business entity used by Mr. Postal for certain of his personal business and investment activities.   Jeffrey Postal and JWTR Holdings, LLC shall hereinafter be referred to collectively as the “Reporting Persons” and individually as “Mr. Postal” and “JWT.”

(b) The address of the principal business office of the Reporting Persons is  6725 NW 122th Avenue, Parkland, Florida 33076.

(c) The principal business of Mr. Postal is as a businessman in South Florida and he has various business interests outside of the Company.  His service as an outside director of the Company is tangential to his primary business activities.   JWTR is a company 50% owned, controlled and managed by Mr. Postal as a vehicle for his personal business and investment activities.
(d) The Reporting Person has not during the last five (5) years been indicted or convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Postal  is a United States citizen and a natural person.   JWTR is a Delaware limited liability company with executive offices in Parkland, Florida.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of Shares came from working capital of JWTR.   In addition, JWTR assumed certain subordination obligations of Howard Ullman, the person who sold shares of Company Common Stock (as reported herein), under a 9 September 2010 subordination agreement between Howard Ullman and Sterling Capital Funding (“Sterling”), a division of Sterling Factors Corporation.  This subordination agreement was part of the financing arrangement provided to the Company by Sterling.

Item 4.	Interest in Securities of the Issuer.

(a) Under a Securities and Note Purchase Agreement that closed 29 July 2011 and was between Howard Ullman, a former Chairman of the Board of Directors of the Company (resigned on 29 July 2011), and JWTR, and as of the date of this Schedule 13D, JWTR purchased 33,511,927 shares of Company Common Stock (“Shares”) and, as a result of that purchase, the Reporting Person beneficially and directly owns 33,511,927 shares of Common Stock, which represents approximately 5.1% of the outstanding shares of Common Stock as of July 29, 2011.  The Shares were purchased in a private transaction.   Howard Ullman has decided to sell the Shares as part of his withdrawal from active participation and as an investor in the Company.   Under a separate agreement between the JWTR and Mr. Ullman that closed on 29 July 2011, Mr. Ullman was granted a put for 9,700,000 shares of Company Common Stock held by JWTR and exercisable at $0.029 per share in order to allow Mr. Ullman to satisfy a potential option obligation.  Further, JWTR  assumed the contractual obligations of Howard Ullman as reported in Item 3 above.

Mr. Postal is deemed to own and control the Shares based on his ownership of Membership Interests of, control over and management of JWTR.  As such, Mr. Postal may be deemed to beneficially own and control the vote of the Shares.  With the Shares, Mr. Postal may be deemed to beneficially own and control the voting power of an aggregate of 62,413,177 shares of Company Common Stock, representing 9.6% of the issued and outstanding shares of the Company Common Stock as of 29 July 2011 (based on 649,510,532 shares issued and outstanding as reported by the Company auditors).

As of the date of this Schedule 13D, JWTR and Mr. Postal, by his control of JWTR,  acquired the Shares for investment purposes for his own account and as part of a negotiated transition of Howard Ullman out of active participation in the Company.  However, the Reporting Persons are considering acquiring additional shares of Company Common Stock either for investment purposes or as part of a possible future effort to facilitate a merger or other business combination between the Company and an affiliated company of the Reporting Persons, Mr. Postal and /or JWTR, but, as of the date of this Schedule 13D, the Reporting Persons have not jointly or severally entered into any negotiations, agreements, letters of intent or other agreement, and the Reporting Persons have not jointly or severally or actively pursued consummation of any such merger or business combination.  The  Reporting Persons may jointly or severally elect not to pursue additional, future acquisitions of the shares of Company Common Stock  for any purpose, or they may jointly or severally elect not to pursue any such future merger or business combination.   Such consideration by the Reporting Persons is in response to the Company’s previous public announcement that its was exploring strategic alternatives to its current business lines, which alternatives could include possible mergers and acquisitions.  There is no assurance and none is given that the Reporting Persons will jointly or severally acquire addition shares of Company Common Stock or will jointly or severally explore or pursue any merger, acquisition, other business combination or similar transactions with the Company.

The Reporting Persons will evaluate their investment in the Company from time to time and they may elect to sell, buy or trade the shares of Common Stock in the future depending on a number of factors, including, without limitation, the business and financial performance of the Company, the strategic plans of the Company, Reporting Persons’ own and respective changing investment and business plans and general economic conditions.

As part of the agreement with Mr. Ullman, JWTR also purchased certain promissory notes owed to Mr. Ullman by the Company for cash and a discount at principal face amount.

(b) The Shares have one (1) vote per share for all matter presented or requiring shareholder approval.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person with any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description
NONE FILED

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   August 3, 2011

By:	/s/ Jeffrey Postal
Name:	Jeffrey Postal